SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Annual Report

Annual Report 2012

www.pranabio.com

Prana’s mission is:

Developing new therapies for neurodegenerative disorders; improving patients’ lives by targeting the cause of the disease.

ABN 37 080 699 065

Contents

Chairman’s Letter	2

Review of Operations	4

Intellectual Property Report	10

Corporate Governance Report	13

Directors’ Report	20

Auditor’s Independence Declaration	30

Statement of Comprehensive Income	31

Statement of Financial Position	32

Statement of Changes In Equity	33

Cash Flow Statement	34

Notes to the Financial Statements	35

Directors’ Declaration	62

Independent Audit Report	63

Shareholder Information	65

Corporate Directory	68

PRANA Biotechnology Limited ANNUAL REPORT 2012	1

Chairman’s Letter

Dear Prana Shareholders,

I am pleased to present the 2012 Annual Report and take this opportunity to share with you the progress that Prana has made since my last report, as well as a vision of what lies ahead.

At a time when the World Alzheimer’s Association has reported that the global cost of dementia is about $600 billion every year, Prana’s lead compound, PBT2, continues to advance along the commercialisation path. PBT2 has already demonstrated its ability to improve cognition in a clinical trial with Alzheimer’s patients, and is being tested in two concurrent clinical trials, which offer hope to both Alzheimer’s and Huntington’s Disease patients.

This important clinical work is also set against the backdrop of a paucity of new treatment options. The Pharmaceutical Research and Manufacturers of America (PhRMA) report on Alzheimer’s Disease notes that between 1998 and 2011, only 3 drugs to treat symptoms of Alzheimer’s were approved while 101 new treatments failed. In 2012 large high-profile antibody trials also failed to meet their primary clinical endpoints.

Prana’s scientific and management teams have never been more confident in the potential of our therapeutic strategy to treat neurodegenerative diseases and to help millions of patients. Where does our passion and confidence come from? It comes from knowing so much about what PBT2 does in the brain. In contrast to Prana’s technology, the disappointing clinical outcomes reported to date by other research programs have often tried to stop the production of the Abeta protein, a protein in the brain long believed to cause Alzheimer’s Disease. The strength of Prana’s technology lies in the ability of PBT2 to target the actual events that lead to the toxic aggregation of the Abeta protein PBT2 achieves this by dealing with what our scientists believe is the underlying disease process; Abeta needs to bind with brain metals such as zinc and copper in order to accumulate and become toxic. PBT2 targets this interaction between metals and Abeta. In addition, PBT2 also affects the other protein implicated in Alzheimer’s Disease, the Tau protein, addressing its toxicity. As one industry analyst reported “(Prana’s) metals hypothesis appears to unify the pathology underlying both amyloid plaque and neurofibrillary tangle formation, which makes this approach so compelling”*.

2	PRANA Biotechnology Limited ANNUAL REPORT 2012

I am very pleased that at the beginning of the year, Professor Rudy Tanzi was appointed Chief Scientific Advisor to the Company. Professor Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University, and Director of the Genetics and Aging Research Unit at Massachusetts General Hospital (MGH). Professor Tanzi has been involved with Prana from its inception and his appointment to Chief Scientific Advisor marks his increasing role in the Company as we progress these two clinical trials – one in Alzheimer’s and one in Huntington’s Disease.

The 12 month “IMAGINE” trial and 6 month “Reach2HD” trial are evaluating the benefits of PBT2 in Alzheimer’s Disease and Huntington’s Disease patients respectively. The trials are progressing as planned and top-line results of the studies are expected in the second half of next year. Positive trial outcomes will establish PBT2’s potential and worthiness to advance along on the commercialization path as quickly as possible. Keep in mind that PBT2 has already shown clinical benefits in an early 3 month trial.

Prana’s support is clearly gaining ground, evidenced by its participation at neurodegenerative disease forums, conferences, appearance in Investment Bank research publications as well as peer-reviewed scientific journals. We hope that this level of support will continue into the New Year. Ultimately our goal will be to successfully reach the endpoints for each of our trials and advance PBT2 to much broader Phase III studies, while continuing to develop Prana’s portfolio of assets.

I would like to thank our employees for their passion and hard work without which Prana would not have progressed its portfolio to the next stages of development. I would also like to thank our investor base for funding Prana and believing in our mission and immediate goal to develop PBT2 as a therapeutic drug benefitting sufferers of neurodegenerative diseases such as Alzheimer’s and Huntington’s Disease. This will also bring great comfort to their families and ease the burden on the communities providing support. Prana’s disease targets really do affect many millions of people. Without this marriage of science and finance we would not be at this juncture to share in Prana’s successes.

Finally, I would like to thank both the Alzheimer’s Drug Discovery Foundation as well as The Michael J. Fox Foundation for their continued generosity in supporting Prana’s development of PBT2 and PBT434 as lead candidates for the treatment of Alzheimer’s and Parkinson’s Disease, respectively, which are the two most common neurodegenerative disorders in the world.

Best Wishes,

Geoffrey Kempler

Chairman and CEO

*Dr George Zavoico, MLV & Co New York

PRANA Biotechnology Limited ANNUAL REPORT 2012	3

Review of Operations

Key Events Summary

In August 2011, we announced that The Michael J. Fox Foundation (MJFF) had provided a grant to support the pre-clinical characterization of our Parkinson’s Disease (PD) compound, PBT434. The program entitled, ‘PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials’ is part of the MJFF’s 2011 Pipeline Program to support its Therapeutic Development Initiative and is awarded after a highly competitive, peer reviewed process. The grant supports a spectrum of assays and testing to help characterize the safety and suitability of PBT434 for human trials. The therapeutic strategy for PBT434 is to preserve the specific neurons that perish in PD, resulting in loss of the neurotransmitter dopamine that is responsible for controlling motor function. In animal modeling it has been shown that these critical neurons, found in the substantia nigra, are not only preserved when treated with PBT434, but that motor coordination is also significantly improved without the need to supplement with dopamine. Prana is working closely with the MJFF in the research program to assess the potential for PBT434. Notably, in November 2011 the United States Patent and Trademark Office issued a Notice of Allowance for pharmaceutical compositions containing PBT434.

During September 2011, the World Congress on Huntington’s Disease was held in Melbourne providing Prana a unique opportunity to liaise and consult with world leaders in Huntington’s Disease (HD) research and clinical development. Patient groups such as the Australian Huntington’s Disease Association and the Huntington Disease Society of America welcomed plans for the forthcoming Phase IIa trial with Prana’s PBT2. The trial design entails a double blinded study with 100 patients with early to mid-stage HD being administered either 100mg or 250mg dose of PBT2 or placebo for six months. Previously, treatment with PBT2 has resulted in significant improvement in cognitive Executive Function in three months of administration in mild Alzheimer’s Disease (AD) patients. At this time, there is no marketed treatment for the cognitive impairment suffered by HD patients.

4	PRANA Biotechnology Limited ANNUAL REPORT 2012

Prana’s research and discovery team have continued to publish in peer reviewed journals, further elucidating the underlying mechanisms of action of PBT2 that may contribute to its ability to improve cognitive function. In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to PBT2 degrading the protein beta-amyloid to reduce toxicity and also promotes the phosphorylation of cellular protein kinase, GSK3, an important target in brain AD research. In addition, one of Prana’s research scientists, Dr Paul Adlard received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, ”The role of metals in healthy brain ageing: identification of novel compounds to prevent age-related cognitive decline”. The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and AD. Dr. Adlard was also awarded a prestigious Australian Research Council Future Fellowship more recently in July 2012 that will also support his primary research. In October 2011, Prana scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2’s copper binding and transport activity can inhibit brain excitotoxicity, being the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors). Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as AD and HD.

In November 2011, Prana announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence its 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild AD. The study is being supported by the New York based Alzheimer’s Drug Discovery Foundation. The forty patients will be randomized to receive either 250mg of PBT2 or placebo daily. The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques. The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB). In December patient screening commenced for the imaging trial and was given the study name “IMAGINE’.

In January 2012 we announced that we had received notification from the United States Food and Drug Administration (FDA) that our Investigational New Drug Application (IND) was approved and that the company could start recruitment for the Phase IIa clinical trial in early to mid-stage Huntington Disease (HD) patients. The trial, denoted as the ‘Reach2HD’ will assess cognitive, motor, behavioral and functional changes in HD patients treated with 250mg or 100mg PBT2 compared to placebo over six months. Reach 2HD will be conducted in up to 20 sites across the United States and Australia. This study is the first clinical trial with PBT2 in this patient population which, similar to Alzheimer’s patients, suffer the crippling effects of neurodegeneration.

Also in January, the company announced the appointment of Professor Rudy Tanzi as Chief Scientific Advisor to Prana. Professor Tanzi has an extensive depth of experience in both AD and HD research. He has received many accolades including the three highest awards for Alzheimer’s Disease: The Metropolitan Life Award, The Potamkin Prize and The Reagan Award.

Based in Boston, Professor Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard University and Director of the Genetics and Aging Research Unit at Massachusetts General Hospital (MGH). He worked with colleagues at MGH to first map and then clone the HD gene.

In March 2012 the Company announced that the first patient had been enrolled and dosed in its Phase II trial in patients with prodromal or mild AD treated with 250mg of PBT2 or placebo. The ‘IMAGINE’ trial is being conducted in 40 patients for twelve months in sites in and around Melbourne. The trial will be the first to measure any changes in brain amyloid protein burden by Positron Emission Tomography (PET nuclear medicine). The effect of PBT2 is also being measured on cognition, functional performance and brain metabolic activity. This trial marks an extension of treatment duration from the previously successful 12 week study with PBT2 in patients with mild AD to 12 months treatment.

In April 2012 the first patient was enrolled onto the Reach2HD study, successfully marking the transition from an intensive planning phase into the recruitment phase for the trial. The trial has received widespread support from patient groups and in June Reach2HD was featured at the Huntington Disease Society of America’s National Convention in Las Vegas. Professor Ira Shoulson, Professor of Neurology, Pharmacology and Human Science and Director, Program for Regulatory Science & Medicine at Georgetown University, Washington D.C. presented the study.

The Michael J. Fox Foundation (MJFF) grant to support the pre-clinical characterization of our lead Parkinson’s Disease (PD) compound, PBT434 has been progressing steadily and successfully to date. The program entitled, ‘PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials’ is part of MJFF’s 2011 Pipeline Program to support its Therapeutic Development Initiative. The grant supports a spectrum of assays and testing to help characterize the safety and suitability of PBT434 for human trials.

Prana’s research and discovery team have continued to publish in peer reviewed journals further elucidating the underlying role of metals in AD and HD. In parallel, other research teams have also been active in their recognition of the role of biological metals in neurodegeneration. For example, in February 2012 critical papers were published in the Proceedings of the National Academy of Sciences (PNAS), Journal of Alzheimer’s Disease and Nature Medicine. Of particular note was the publication by Professor Tanzi of the paper entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s Disease’ published in PLoS ONE in March 2012. More recently, the co-Principle Investigator of the Reach2HD Phase IIa trial, Professor Diana Rosas, based at the MGH in Boston published a paper entitled, ‘Alterations in Brain Transition Metals in HD’. Through brain imaging techniques this paper demonstrated how changes in metal levels in selected regions of the brain could be mapped and correlated with disease progression in those patients.

PRANA Biotechnology Limited ANNUAL REPORT 2012	5

Drug Development and Research

PBT2 Clinical Development

The past year has seen Prana’s lead development drug, PBT2, advance into two Phase II clinical trials in neurodegeneration; the Alzheimer’s Disease ‘IMAGINE” trial and the Huntingon’s Disease “Reach2HD” trial. The rationale for developing PBT2 in both indications is consistent with Prana’s mission to build a company with increased breadth and depth in its pipeline to offer unique, disease modifying therapeutic treatments for neurodegenerative disorders.

Prana’s clinical development programs with PBT2 are being supplied with drug product produced through large scale manufacturing campaigns completed during 2010 and 2011.

The Reach2HD Clinical Trial

This trial is being conducted under an Investigational New Drug Application (IND) that was approved by the FDA to enable recruitment into the Phase IIa clinical trial in early to mid-stage Huntington Disease (HD) patients in the United States and Australia. The double blind, placebo controlled trial will assess a wide range of safety and efficacy outcomes in 100 HD patients treated with 250mg PBT2, 100mg PBT2 or placebo over six months. Efficacy measures include the effect of PBT2 on cognition, motor function, behavior and functional activities. Similar to Alzheimer’s Disease, HD is characterized by the buildup of toxic protein aggregates, loss of normal neuronal metal homeostasis and metal induced oxidative stress. As such, biomarkers of oxidative stress and protein aggregation will be studied. In addition, it is planned that in a subset of patients, brain imaging using magnetic resonance (MRI) will be performed to track any changes in the distribution and quantity of metals that have been shown to alter with the progression of HD. This work will be undertaken by Professor Diana Rosas from the Massachusetts General Hospital, Boston.

Reach2HD will be conducted in up to 20 sites across the United States and Australia and is being coordinated by the US based Huntington Study Group based at the University of Rochester, New York. Regulatory approvals have been obtained for each of the proposed 20 sites and recruitment is well underway in the United States and Australia. The trial on track to report second half of 2013.

The trial has received considerable support from patient advocacy groups, clinicians and the patient population for presenting a potential disease modifying strategy for a disease state where only symptomatic treatments with limited utility are available. Moreover, PBT2 is an agent that has demonstrated improvement in cognitive Executive Function in AD, so it is hoped that similar benefits will be conferred to HD sufferers.

The IMAGINE Clinical Trial

The trial was approved under the Australian Therapeutic Goods Administration (TGA) Clinical Trial Notification (CTN) scheme to enable recruitment into the Phase II clinical trial in 40 prodromal to mild Alzheimer’s Disease (AD) patients. The double blind, placebo controlled trial will investigate the effect of PBT2 on the beta amyloid protein aggregation in the brain by using PET brain imaging techniques. Approximately two thirds of patients will receive 250mg PBT2 and one third will receive placebo over 12 months.

It has been shown in animal studies that metals such as zinc and copper can induce the formation of beta amyloid protein aggregates in the brain and that treatment with PBT2 can both inhibit the aggregate formation and promote the degradation of these toxic aggregates. The brain imaging will enable our scientists to investigate if PBT2 lowers the ‘burden’ of these aggregates or amyloid in the brain, measure any changes in brain volume and also determine whether brain metabolic activity is improved. Based on the previously published significant improvement in Executive Function in our Phase IIa trial in mild AD patients treated with 250mg PBT2, the IMAGINE trial will also investigate any improvements in Executive Function in the patients as assessed by the Neuropsychological Test Battery (NTB) and also for any improvement in measures of daily functional activity.

The IMAGINE trial is being conducted in and around Melbourne, Australia at five sites. Regulatory approvals are in place at all sites and recruitment is well underway. A first Data Safety Monitoring Board (DSMB) meeting has been held with confirmation being received to continue the trial as planned. The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation through a US$700,000 project based investment. Similar to our experience with the Reach2HD study, the IMAGINE program has been gaining considerable interest and encouragement from clinicians and patient groups at a time when the need to develop effective treatments to decrease patient suffering and community burden has become even more pressing. The therapeutic strategy underpinning the Reach2HD and IMAGINE trials offers a novel disease modifying approach by targeting the underlying mechanisms of neuronal degeneration in these disorders.

6	PRANA Biotechnology Limited ANNUAL REPORT 2012

Prana’s Research

Prana scientists have previously reported on the ability of PBT2 to promote neuronal protection from the toxic consequences of the loss of normal metal homeostasis, toxic protein aggregation and metal induced oxidative stress. Over the year, our scientists as well as other well-credentialed research groups internationally have published on the role of abnormal metal distribution and its consequences for neurodegeneration. As mentioned in the above Key Events Summary, our scientists have been awarded grants to continue this critical research on the role of metals in neurodegenerative processes that underpin AD and HD. Moreover, our knowledge is being used to create new screens and means of characterising the behaviour of Prana’s Metal Protein Attenuating Compound (MPAC) library for new lead compounds in AD, HD, PD and also other neurodegenerative disorders, in particular less well known, ‘orphan’ diseases. Currently there are over 800 MPACs in our library that are being assessed for their utility in such disorders. Preliminary observations suggest that compounds within this library may be efficacious in slowing or preventing pathology/ disease in a number of conditions. In some instances, these findings also provide a point of intersection with the pathogenesis of AD, such that these investigations are further elucidating the potential mechanisms of action of our compounds in AD.

A key paper published this year (Crouch et al., 2011 J. of Neurochemistry) provided new mechanistic information on the cellular activity of PBT2. In addition to promoting Abeta degradation by preventing Zn-induced formation of protease resistant Abeta aggregates, the ability for PBT2 to translocate Zn and Cu into cells via its metal chaperone transport activity, activated cellular pathways directly associated with the regulation of synaptic activity. The activation of these pathways is consistent with the ability of PBT2 to promote synaptic long-term potentiation in vitro and to increase markers of synaptic strength in vivo. These findings are also consistent with data we have previously published in transgenic mouse models of AD (Adlard et al., 2008 Neuron ) as well as more recent work in mouse models of normal ageing (to be published soon).

The salutary properties of PBT2 are related to its moderate affinity for Cu and Zn; the compound has sufficient affinity to inhibit the formation of metal mediated toxic forms of Abeta, and at the same time this affinity is sufficiently low enough that once inside the cell the neutral PBT2 – metal complexes are able to make the Cu and Zn bioavailable to initiate neuroprotective cell signaling. In these functions, PBT2 behaves like a metal chaperone or transporter able to take Cu and Zn from a location where they are potentially harmful (e.g. in amyloid aggregates outside the cell) to a location where they are beneficial. These findings are again supported by more recent unpublished work, where we have shown that PBT2 causes a redistribution of metal ions within the aged brain to effect a restoration of cell signalling pathways that positively modulate learning and memory.

PRANA Biotechnology Limited ANNUAL REPORT 2012	7

MPAC Pipeline Development

The growth of Prana’s MPAC technology into various neurological disorders is a key objective of Prana’s business plan to provide increased opportunity for product diversification an pipeline depth. Prana’s MPACs are brain penetrable and orally available neurologically active and neuroprotective agents. Over the last year there have been significant developments in both Prana’s Parkinson’s Disease and brain cancer programs.

Parkinson’s Disease: During 2011/2012 we undertook critical pre-clinical development studies on our lead Parkinson’s Disease (PD) drug candidate, PBT434. These studies were funded by The Michael J. Fox Foundation in the United States under a program entitled, ‘PBT434, a novel neuroprotective drug for Parkinson’s disease; completion of pre-clinical studies to enable human clinical trials’. The preclinical studies successfully completed to date include various preclinical toxicology studies, genotoxicity and safety pharmacology studies. As such, PBT434 is well positioned to commence larger scale animal toxicology studies with the objective being to file an IND application with the FDA by the end of next year to enable commencement of clinical studies in 2014.

In parallel, more critical mechanistic information has been generated supporting the development of PBT434 as a disease modifying therapy. Some of the new findings include the preservation of target neuronal tissue that perishes in PD, the substantia nigra in two different animal models of the disease and importantly, the inter-neuronal connections from the substantia nigra. Motor coordination and motor strength has been shown to be significantly improved in three animal models of PD. Our scientists have modeled the increase of iron levels in this target tissue that occurs in PD animal models and also in PD patients and shown that PBT434 can reduce or prevent this elevation of iron levels. Reducing the levels of iron in the substantia nigra is considered to be one of the reasons that PBT434 is able to reduce oxidative stress in this tissue and help prevent the formation of alpha synuclein protein aggregates – a hallmark of PD.

Brain Cancer: Prana’s lead MPAC for brain cancer, PBT519 together with numerous chemical variants of PBT519 have been screened for anti cancer activity in collaboration with the U.S. government sponsored National Cancer Institute (NCI) for potency and selective anti-cancer activity. The results have been encouraging for several compounds and we plan to undertake animal modeling over the course of 2013.

Prana Asset Pipeline

8	PRANA Biotechnology Limited ANNUAL REPORT 2012

Intellectual Property Developments

Prana has maintained its intellectual property strategy of seeking the broadest possible protection over its drug assets, in the form of ‘composition of matter’ claims and claims to the use of those drugs for the treatment of primarily neurodegenerative diseases. Over the last year Prana has received further approvals from international patent office’s relating to its lead Parkinson’s Disease drug, PBT434 and its lead brain cancer drug candidate, PBT519. Previously we have reported the successful registration of the patent cases containing Prana’s lead development compound PBT2 and related compounds in all major market jurisdictions.

•	A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-Hydroxyquinoline chemical class which covers PBT2 and other lead 8- Hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8- Hydroxyquinoline chemical scaffold. The majority of these patent cases include claims to the MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. These cases particularly include composition of matter claims to Prana’s lead compounds for Parkinson’s Disease and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:-

(i)	In December 2011, Prana received Notice of Grant from the United States Patent and Trademark Office (USPTO) for its key patent protecting the company’s lead Parkinson’s Disease drug candidate PBT434. The United States patent, which is entitled, ‘Neurologically active derivatives’ covers the composition of matter of selected quinazolinone compounds, including PBT434, along with the use of those compounds for the treatment of neurological diseases.

(ii)	In the months of January, April and July 2012, Prana also received Notice of Grant from the Indian, Japanese and Chinese Patent Office’s respectively for its key patents protecting PBT434. These patents, also entitled ‘Neurologically active derivatives’, cover the composition of matter of selected quinazolinone compounds, including PBT434 along with the use of those compounds for the treatment of neurological diseases.

(iii)	In August 2012, Prana received a Notice of Acceptance from the Australian Patent Office for a patent protecting its lead Cancer drug candidate PBT519. Prana also received a Notice of Acceptance from New Zealand Patent Office for its equivalent patent in that country. Both cases are entitled ‘Method of Treatment and Prophylaxis and Agents Useful For Same’ and are directed to specific Follow-Up compounds only.

(iv)	In April 2012, Prana received notice of Grant from the USPTO of its patent protecting methods of treatment of glioma brain tumours with a subset of Prana follow-up compounds. This United States case is entitled ‘Use of pyridopyrimidine compounds in the treatment of gliomas’

•	The national phase patent family entitled ‘Quinazolinone compounds’ which covers selected novel chemical drug candidates and their uses for neurological conditions, particularly Parkinson’s Disease is in prosecution in Australia, Europe, Japan and the United States.

•	The patent family of cases entitled ‘Neurotoxic Oligomers’ and exclusively licensed from The General Hospital Corporation relating to immunotherapy treatments for Alzheimer’s Disease are in prosecution in, Japan, Canada, and China. Prana received a Notice of Acceptance from both the European and United States patent offices during August and July 2012 respectively.

•	An International (PCT) patent application entitled ‘Compounds for Therapy and Diagnosis’ has had its United States case proceed to Allowance in August 2011. This case covers non-MPAC novel metallocomplex compounds that are designed to treat Alzheimer’s Disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s Disease.

•	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

PRANA Biotechnology Limited ANNUAL REPORT 2012	9

Intellectual Property Report

PATENT	STATUS	INVENTION

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been Granted in the USA, Canada and Australia.	The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta- amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand and the USA (2). Applications are under examination in Canada, China and Japan. A case has been Granted in Europe and is undergoing Validation in separate countries.	The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

10	PRANA Biotechnology Limited ANNUAL REPORT 2012

PATENT	STATUS	INVENTION

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered. Applications in India, Brazil, the USA (divisional), Israel and China are under examination.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compound” Filed: October 3, 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, South Korea, South Africa and Singapore have been Granted. Applications in China, Europe, the USA (divisional), Brazil, Japan and Israel are under examination. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, India, New Zealand and South Africa. Applications in Israel, Europe, China, Canada and South Korea are under examination. Examination has been requested in Brazil. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

PRANA Biotechnology Limited ANNUAL REPORT 2012	11

PATENT	STATUS	INVENTION

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore and New Zealand. An application has been Accepted in South Africa. Applications are under examination in Australia, Israel, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil. Divisional applications have been filed in Australia, Israel, New Zealand, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil, with patents Granted in EU and New Zealand.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same” Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA. Applications are under examination in Australia, Canada, China, Europe and Japan.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	A patent has been Granted in New Zealand, the USA and Australia. Remaining applications in Canada, Europe and Japan are under examination.	This invention is directed to anti- amyloid (metallocomplexes) compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-Hydroxyquinoline Derivatives” Filed: 11 December 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Applications in Australia, Europe, Japan and the USA are being examined.	This invention is directed to novel MPAC compounds and to selected MPACs used in the treatment of Parkinson’s Disease.

12	PRANA Biotechnology Limited ANNUAL REPORT 2012

Corporate Governance Report

The Company is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Company has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations.

A review of the Company’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Company or on its website at www.pranabio.com.

To illustrate where the Company has addressed each of the Council’s recommendations, the following table cross-references each recommendation with sections of this report. The table does not provide the full text of each recommendation, but rather the topic covered.

The full details of each recommendation can be found on the ASX Corporate Governance Council’s website.

PRANA Biotechnology Limited ANNUAL REPORT 2012	13

Recommendation		Section
1.1	Functions of the Board and Management	1.1
1.2	Senior Executive Evaluation	1.4.10
1.3	Reporting on Principle [1]	1.1;1.4.10
2.1	Independent Directors	1.2
2.2	Independent Chair	1.2
2.3	Role of the Chair and CEO	1.2
2.4	Establishment of Nomination Committee	2.3
2.5	Board and Individual Director Evaluation	1.4.10
2.6	Reporting on Principle [2]	1.2; 1.4.10; 2.2.2 and Directors’ Report
3.1	Code of Conduct	3.1
3.2	Company Securities Trading Policy	1.4.9
3.3	Reporting on Principle [3]	3.1
4.1	Establishment of Audit Committee	2.1
4.2	Structure of Audit Committee	2.1.2
4.3	Audit Committee Charter	2.1
4.4	Reporting on Principle [4]	2.1
5.1	Policy for Compliance with Continuous Disclosure	1.4.4
5.2	Reporting on Principle [5]	1.4.4
6.1	Communications Policy	1.4.8
6.2	Reporting on Principle [6]	1.4.8
7.1	Policies on Risk Oversight and Management	2.1.3
7.2	Risk Management Report	1.4.12
7.3	CEO and CFO Assurance	1.4.11
7.4	Reporting on Principle [7]	1.4.11; 1.4.12; 2.1.3
8.1	Establishment of Remuneration Committee	2.2
8.2	Executive and Non-Executive Director Remuneration	2.2.4.1; 2.2.4.2
8.3	Reporting on Principle [8]	2.2; 2.2.4.1; 2.2.4.2

1. Board of Directors

1.1 Role of the Board

The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Directors must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Company. The Board must also ensure that the Company complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Company.

To assist the Board to carry out its functions, the Company has adopted and implements a ‘Code of Business Conduct and Ethics Policy’ that governs the conduct of all directors, officers, employees and agents of the Company in the performance of their roles. The ‘Code of Business Conduct and Ethics Policy’ is administered by the Company’s Audit, Risk and Compliance Committee.

14	PRANA Biotechnology Limited ANNUAL REPORT 2012

1.2 Composition of the Board

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 22 to 23 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Company’s industry;

•	the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Principles and Recommendations;

•	some significant parties within whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and

•	some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being ‘Independent’. However, due to the stage in the Company’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer’s overall expertise is crucial to the Company’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

The Company has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 22 to 23. Details of attendance of the members of the Nomination Committee are contained on page 28.

1.3 Responsibility of the Board

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objective of the Company.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Company’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1.	Leadership of the organisation

2.	Strategy formulation

3.	Overseeing planning activities

4.	Shareholder liaison

5.	Monitoring, compliance and risk management

6.	Company finances

7.	Human resources

8.	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors

9.	Delegation of authority

10.	Remuneration policy

11.	Nomination policy

1.4 Board Policies

1.4.1 Conflicts of Interest

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Company; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

1.4.2 Commitments

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

1.4.3 Confidentiality

In accordance with legal requirement and agreed ethical standards, Directors and Key Management Personnel of the Company have agreed to keep confidential, information received in the course of the exercise of their duties and will not disclose non-public information except where disclosure is authorised or legally mandated.

PRANA Biotechnology Limited ANNUAL REPORT 2012	15

1.4.4 Continuous Disclosure

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1.	that a reasonable person would or may expect to have a material effect on the price or value of the Company’s securities; and

2.	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company’s securities.

The Company also posts all information disclosed in accordance with this policy on the Company’s website in an area accessible by the public.

1.4.5 Education and Induction

An induction program has been established for new Directors, in which they are given a full briefing on the Company.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Company, including a copy of the current strategic plan and annual budget;

•	an analysis of the Company; and

•	a copy of the Constitution of the Company;

During the year, all Directors have full access to all Company records and received Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

1.4.6 Independent Professional Advice

Directors collectively or individually have the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

1.4.7 Related Party Transactions

Related party transactions include any financial transaction between a Director and the Company and will be reported in writing at each Board meeting. Unless there is an exemption under the Australian Corporations Act 2001 from the requirement to obtain shareholder approval for the related party transaction, the Board cannot approve the transaction.

1.4.8 Shareholder Communication

The Company respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;

2	giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;

3.	making it easy for Shareholders to participate in General Meetings of the Company; and

4.	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Company’s website and distributed to shareholders where specifically requested;

•	the half-year shareholder’s report which is published on the Company’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

1.4.9 Trading in the Company’s Shares

The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Company, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Company’s securities.

16	PRANA Biotechnology Limited ANNUAL REPORT 2012

1.4.10 Performance Review/Evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Company are subject to an annual performance evaluation. During the reporting period the Board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on pages 23 to 29.

1.4.11 Attestations by Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

In accordance with the Board’s policy, the CEO and Chief Financial Officer (“CFO”) have made attestations recommended by the ASX Corporate Governance Council as to the Company’s financial condition prior to the Board signing this Annual Report.

1.4.12 Risk Management Accountability

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a.	in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b.	the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

2. Board Committees

2.1 Audit, Risk and Compliance Committee

The Company has a duly constituted Audit, Risk and Compliance Committee.

Below is a summary of the role, composition and responsibilities of the Audit, Risk and Compliance Committee (‘Audit Committee’). Further details are contained in the Audit Committee’s Charter, which is available from the Company or on its website at www.pranabio.com.

2.1.1 Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Company’s financial statements;

•	Independent auditor’s qualifications, independence and performance;

•	Company’s financial reporting processes and accounting policies;

•	Performance of the Company’s internal audit function; and

•	Company’s compliance with legal and regulatory requirements.

2.1.2 Composition

The Audit Committee, consisting of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 22 to 23.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 28.

2.1.3 Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

2.2 Remuneration Committee

2.2.1 Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Company’s Directors including the Chief Executive Officers; and to oversee and advise the Board on the adoption of policies that govern the

Company’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Company’s share and ADRs option plans and any other employee benefit plans.

PRANA Biotechnology Limited ANNUAL REPORT 2012	17

2.2.2 Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 22 to 23.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 28.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

2.2.3 Responsibilities

The Company has adopted a Remuneration Committee to administer the Company’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Company;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

2.2.4 Remuneration Policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 23 to 29 and in Note 6 on pages 45 to 47.

Shareholders are invited to vote on the adoption of the report at the Company’s Annual General Meeting.

2.2.4.1 Senior Executive Remuneration Policy

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

2.2.4.2 Non-Executive Director Remuneration Policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior Shareholder approval.

2.3 Nomination Committee

2.3.1 Role

The role of the Nominations Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

2.3.2 Composition

The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 22 to 23.

The Nomination Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Nomination Committee are contained on page 28.

18	PRANA Biotechnology Limited ANNUAL REPORT 2012

3. Interests of Stakeholders

3.1 Company Code of Conduct

As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a ‘Code of Business Conduct and Ethics’ to guide compliance with legal and other obligations to legitimate Stakeholders.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Business Conduct and Ethics Policy’. This code includes the following:

Responsibilities to Shareholders and the Financial Community Generally

The Company complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Company has processes in place designed to ensure the truthful and factual presentation of the Company’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

Employment Practices

The Company endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Company. The Company does not tolerate the offering or acceptance of bribes or the misuse of Company assets or resources.

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company will, during the next reporting period, establish and implement a diversity policy which will include, but not be limited to, gender, age, ethnicity and cultural background of the Board and Key Management Personnel. The Company will set measurable objects to measure the achievement of the diversity policy, and introduce procedures to ensure its proper implementation. An internal review will be conducted annually to assess the effectiveness of the policy and its implementation procedures.

Obligations Relative to Fair Trading and Dealing

The Company aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Company’s customers, suppliers and competitors and encourages its employees to strive to do the same.

Responsibilities to the Community and to Individuals

As part of the community the Company is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Company is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

Conflicts of Interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Company.

How the Company Complies with Legislation Affecting its Operations

Within Australia, the Company strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Company will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Company’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Company policy will prevail.

How the Company Monitors and Ensures Compliance with its Code

The Board, management and all employees of the Company are committed to implementing this ‘Code of Business Conduct and Ethics’ and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

PRANA Biotechnology Limited ANNUAL REPORT 2012	19

Directors’ Report

The Directors of Prana Biotechnology Limited present their report on the consolidated entity (referred to hereafter as the Company) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2012. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The following persons were Directors of Prana Biotechnology Limited during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer

Mr Brian Meltzer	Non-Executive Independent Director

Dr George Mihaly	Non-Executive Independent Director

Mr Peter Marks	Non-Executive Independent Director

Mr Lawrence Gozlan*	Non-Executive Independent Director (Appointed 8 August 2011)

*Mr Lawrence Gozlan was appointed as a director on 8 August 2011 and remains in office to the date of this report.

20	PRANA Biotechnology Limited ANNUAL REPORT 2012

Company Secretary

Mr Richard Revelins has served as the Company’s Company Secretary since 7 February 2000. Mr Revelins was appointed Chief Financial Officer of our company in June 2004. Mr Revelins is an Executive Director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr Revelins is also a Managing Director at Cappello Group Inc, a Santa Monica, Los Angeles based investment bank. Mr Revelins has held senior positions in international merchant banks and is currently a Director of Mining Projects Group Ltd (appointed 29 August 1991), an ASX listed company, as well as a number of private companies.

Principal Activities

The Company’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease, Huntington’s Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review and Results of Operations

The consolidated net loss of the Company after providing for income tax amounted to $5,239,469 (2011: $6,431,185 loss). For further detail, refer to the Review of Operations set out on page 4.

Dividends Paid or Recommended

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2012 financial year.

Share Options Granted To Directors and Key Management Personnel

During or since the end of the financial year no shares or options were granted by Prana Biotechnology Limited to the Directors of the Company.

During or since the end of the financial year an aggregate of 315,637 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Company:

	No of	No of Ordinary
Key Management	Options	Shares Under
Personnel	Granted	Options Granted
Ms Dianne Angus	315,637	315,637
	315,637	315,637

Earnings Per Share

Basic loss per share 1.82 cents (2011: 2.60 cents).

Corporate Structure

Prana Biotechnology Limited is a Company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Employees

The Company had 8 employees at 30 June 2012 (2011: 9 employees).

Significant Changes in State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Company during the financial year under review not otherwise disclosed in this Annual Report.

After Balance Date Events

Information relating to after balance date events is set out in Note 25. There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Future Developments, Prospects and Business Strategies

The likely developments in the Company’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on page 4 of this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the Company. Accordingly, this information has not been included in this report.

Environmental Issues

The Company is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Company’s scientific research activities are in full compliance with all prescribed environmental regulations.

PRANA Biotechnology Limited ANNUAL REPORT 2012	21

Information on Directors

The names and particulars of Directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Appointed to the Board — 11 November 1997

Last Elected by shareholders — 17 November 2004

Qualifications — B.Sc. Grad. Dip. App. Soc. Psych

Experience — Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Interest in Shares and Options — 17,811,000 ordinary shares

Committees — Nil

Current or Former Directorships held in other listed entities within the last 3 years — Nil

Mr Brian Meltzer

Non-Executive Independent Director

Appointed to the Board — 9 December 1999

Last Elected by shareholders — 26 November 2010

Qualifications — B. Com., M Ec.

Experience — Mr Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Deputy Chairman of Independence Australia (previously Paraquad).

Interest in Shares and Options — 326,666 ordinary shares

Committees — Chairman of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Current or Former Directorships held in other listed entities within the last 3 years — Nil

Dr George Mihaly

Non-Executive Independent Director

Appointed to the Board — 9 December 1999

Last Elected by shareholders — 27 November 2009

Qualifications — B. Pharm, M.Sc., Ph.D. FAICD

Experience — Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.

Interest in Shares and Options — 226,666 ordinary shares

Committees — Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.

Current or Former Directorships held in other listed entities within the last 3 years — Nil

Mr Peter Marks

Non-Executive Independent Director

Appointed to the Board — 29 July 2005

Last Elected by shareholders — 29 November 2011

Qualifications — BEc LLB Grad. Dip. Comm. Law MBA

Experience — From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and Watermark Global Plc, an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines.

22	PRANA Biotechnology Limited ANNUAL REPORT 2012

Interest in Shares and Options — 43,111 ordinary shares

Committees — Member of the Audit, Risk and Compliance Committee

Current or Former Directorships held in other listed entities within the last 3 years — Watermark Global Plc (appointed November 2005)

iSonea Ltd, formally Karmelsonix Ltd (appointed 21 November 2006, resigned 20 October 2010)

Mr Lawrence Gozlan

Non-Executive Independent Director

Appointed to the Board — 8 August 2011

Last Elected by shareholders — 7 October 2011

Qualifications — B.Sc.(Hons)

Experience — Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Interest in Shares and Options — Nil

Current or Former Directorships held in other listed entities within the last 3 years — Avexa Ltd (appointed June 2009, resigned November 2009)

Telesso Technology Ltd (appointed February 2008)

Remuneration Report

The information provided under Sections A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

The Directors of Prana Biotechnology Limited during the year were:

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Mr Brian Meltzer

Non-Executive Independent Director

Dr George Mihaly

Non-Executive Independent Director

Mr Peter Marks

Non-Executive Independent Director

Mr Lawrence Gozlan

Non-Executive Independent Director

(Appointed 8 August 2011)

The Key Management Personnel of Prana Biotechnology Limited during the year were:

Mr Richard Revelins

Company Secretary and Chief Financial Officer

Ms Dianne Angus

Chief Operating Officer

These were the only executives of the Company during the financial year ended 30 June 2012.

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

PRANA Biotechnology Limited ANNUAL REPORT 2012	23

Remuneration Policy versus Company Financial Performance

The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 5 years.

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Company objectives.

Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;

•	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or

•	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on page 27.

B. Details of Remuneration

The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited during the year was as follows:

	Short-term employee benefits			Post-Employment Benefits	Share-based Payments
	Cash salary and fees	Other	Non- monetary benefits	Superannuation Contribution	Equity	Total
2012	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	388,164	-	-	28,415	-	416,579
Mr Brian Meltzer	82,569	-	-	7,431	-	90,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	55,000	-	-	-	-	55,000
Mr Lawrence Gozlan[2]	36,667	-	-	-	-	36,667
	637,400	-	-	35,846	-	673,246
Key Management Personnel
Mr Richard Revelins	81,681	-	-	-	-	81,681
Ms Dianne Angus 1 & 3	315,637	-	-	28,407	30,806	374,850
	397,318	-	-	28,407	30,806	456,531

1  In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2012, $119,913 had been accrued to date. No amounts have been paid in the 30 June 2012 financial year.

2  Mr Lawrence Gozlan was appointed to the Board on 8 August 2011.

3  Ms Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 21 March 2012	Volatility: 84.90%
Exercise Price: $0.25	Risk-free Interest Rate: 3.87%
Stock Price: $0.16	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: $0.0976

24	PRANA Biotechnology Limited ANNUAL REPORT 2012

	Short-term employee benefits			Post-Employment Benefits	Share-based Payments
	Cash salary and fees	Other	Non- monetary benefits	Superannuation Contribution	Equity	Total
2011	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler[1]	363,865	-	-	39,537	-	403,402
Mr Brian Meltzer	82,569	-	-	7,431	-	90,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	55,000	-	-	-	-	55,000
Mr Paul Marks [3]	18,349	-	-	1,651	-	20,000
	594,783	-	-	48,619	-	643,402
Key Management Personnel
Mr Richard Revelins	80,000	-	-	-	-	80,000
Ms Dianne Angus 1 & 2	315,637	150,000	-	41,907	-	507,544
	395,637	150,000	-	41,907	-	587,544

1  In accordance with employment contracts, long service leave has been accrued in respect of Geoffrey Kempler and Dianne Angus. At 30 June 2011, $95,608 had been accrued to date. No amounts have been paid in the 30 June 2011 financial year.

2  During the year Ms Angus received a payment of $150,000 in lieu of reducing her termination payment by 9 months, for further details refer to Employment Contracts of Key Management Personnel on page 27.

3   Mr Paul Marks resigned from the Board on 4 January 2011.

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary did not receive any new equity. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2012	2011	2012	2011
Mr Geoffrey Kempler	100%	100%	0%	0%
Mr Brian Meltzer	100%	100%	0%	0%
Dr George Mihaly	100%	100%	0%	0%
Mr Peter Marks	100%	100%	0%	0%
Mr Paul Marks	100%	100%	0%	0%

Key Management Personnel
Mr Richard Revelins	100%	100%	0%	0%
Ms Dianne Angus	92%	100%	8%	0%

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

PRANA Biotechnology Limited ANNUAL REPORT 2012	25

C. Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the Company. The plan is to be used as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. Due to the Company’s US presence, a US plan and an Australian plan were developed. At 30 June 2012 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 17 consultants under the Australian Plan.

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

	Date vested and		Exercise	Share Price		Value per option
Grant date	exercisable	Expiry date	Price	Hurdle	Vested	at grant date
17 November 2004		30 June 2010	$0.000	$1.00	No	$0.51
30 November 2005		30 June 2010	$0.000	$1.00	No	$0.18
7 August 2006	7 September 2006	7 August 2014	$0.000	$0.40	Yes	$0.08
2 October 2006	6 October 2006	7 August 2014	$0.000	$0.40	Yes	$0.48
30 November 2006		31 July 2009	$0.000	$0.80	No	$0.38
12 June 2007	28 December 2007	7 August 2014	$0.000	$0.40	Yes	$0.34
5 December 2007	5 December 2007	31 October 2010	$0.000	$0.00	Yes	$0.23
20 December 2007	20 December 2007	31 October 2010	$0.300	$0.00	Yes	$0.50
26 May 2009		7 August 2014	$0.000	$0.40	No	$0.18
8 June 2010	8 June 2010	31 March 2014	$0.150	$0.00	Yes	$0.10
21 March 2012	21 March 2012	20 March 2017	0.250	0.00	Yes	0.10

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Company of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Company’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

During the current and previous financial year no options over ordinary shares in the Company were provided as remuneration to any Director of Prana Biotechnology Limited. Details of the options over ordinary shares in the Company provided as remuneration to each of the Key Management Personnel of the Company are set out below.

	Number of options granted during the year		Number of options vested during the year
Key Management Personnel	2012	2011	2012	2011
Ms Dianne Angus	315,637	-	315,637	-

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

26	PRANA Biotechnology Limited ANNUAL REPORT 2012

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2012:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days notice	• Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause
• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days notice	• Bonus pro-rated only if termination occurs in 1st year

		Without Cause the Company may terminate with 90 days notice	• Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause
• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		With Cause the Company may terminate with 30 days notice	• Bonus pro-rated only if termination occurs in 1st year

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice
•  Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice	• Permitted to keep and/or exercise options that have vested at the time of termination
• Accrued entitlements including all unreimbursed business expenses

Without Cause the Company may terminate with 120 days notice
•  Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		With Cause the Company may terminate without notice	• Accrued entitlements including all unreimbursed business expenses • Permitted to keep and/or exercise options that have vested at the time of termination

PRANA Biotechnology Limited ANNUAL REPORT 2012	27

E. Additional information

Details of Remuneration: Cash Bonuses and Options

No cash bonuses were paid or have been forfeited in the current and pervious financial years.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

Financial
				years in which	Minimum total	Total value of
				options may	value of grant	grant yet to
	Year Granted	Vested	Forfeited	vest	yet to vest	vest
		%	%		$	$

Key Management Personnel
Ms Dianne Angus	2012	100%	-	-	-	-

Meetings of Directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 20 Board Meetings, 7 Audit, Risk and Compliance Committee Meetings, 2 Nomination Committee Meetings and 5 Remuneration Committee Meetings were held.

			Committee Meetings
	Board Meetings		Audit, Risk & Compliance Committee		Nomination Committee		Remuneration Committee
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number ligible to attend	Number attended	Number eligible to attend	Number attended
Mr Geoffrey Kempler	20	20	-	-	-	-	-	-
Mr Brian Meltzer	20	20	7	6	2	2	5	5
Dr George Mihaly	20	20	7	6	2	1	5	5
Mr Peter Marks	20	19	7	5	-	-	-	-
Mr Lawrence Gozlan*	18	18	-	-	-	-	-	-

*Appointed to office, 8th August 2011

Indemnifying Directors and Officers

During the financial year the Company maintained an insurance policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

28	PRANA Biotechnology Limited ANNUAL REPORT 2012

Share Options/Warrants on Issue at 30 June 2012

As at 30 June 2012 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under option/warrant	Exercise Hurdle
17 December 2012	USD 0.50	3,800,000	[1]
23 September 2012	AUD 0.30	3,500,000
11 September 2013	AUD 0.30	10,000,000
31 March 2014	AUD 0.15	1,418,756
7 August 2014	AUD 0.00	2,270,690	These share options can only be exercised once the share price of
			the Company reaches AUD$0.40 for 5 consecutive trading days.
24 March 2015	AUD 0.225	8,512,645
25 February 2016	AUD 0.17	612,397
19 December 2014	AUD 0.25	1,000,000
20 March 2017	AUD 0.25	1,658,237
		32,772,725

1 These options/warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. The number under option/warrant represents the ordinary share number. The exercise price represents the exercise price per ordinary share.

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2012, the following ordinary shares of Prana Biotechnology Limited were issued as a result of the exercise of an option. Since 30 June 2012, no ordinary shares of Prana Biotechnology Limited have been issued as a result of the exercise of options.

Exercise Date	Amount Paid ($) per Share	Number of Shares Issued
22 December 2011	$0.00	341,865
		341,865

There are no amounts unpaid on the shares issued as a result of the exercise of the options in the 2012 financial year. The amount paid per share is the same as the exercise price.

Proceedings on Behalf of Company

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

During the year ended 30 June 2012 the Company did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2012 has been received and can be found on page 30.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Director

Mr Geoffrey Kempler

Dated this 28th day of September 2012

PRANA Biotechnology Limited ANNUAL REPORT 2012	29

Auditor’s Independence Declaration

Under Section 307C of The Corporations Act 2001

TO THE DIRECTORS OF PRANA BIOTECHNOLOGY LIMITED ABN: 37 080 699 065

Auditor's Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2012, 1 declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Andrew Barlow

28 September 2012

PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

30	PRANA Biotechnology Limited ANNUAL REPORT 2012

Statement of Comprehensive Income

FOR THE YEAR ENDED 30 JUNE 2012

		Consolidated Entity
		2012	2011
	Note	$	$
Revenue from ordinary activities	3	186,664	156,135
Other income	3	2,340,851	6,785
Intellectual property expenses	4	(261,706)	(399,237)
Auditor and accounting expenses	4	(153,597)	(157,436)
Research and development expenses	4	(4,228,719)	(2,758,381)
Corporate personnel expenses	4	(1,858,562)	(1,965,408)
Depreciation expenses	4	(19,621)	(31,577)
Other expenses	4	(1,107,283)	(857,281)
Travel expenses	4	(91,624)	(159,971)
Public relations and marketing expenses	4	(124,970)	(110,646)
Foreign exchange gain (loss)	4	45,959	(145,377)
Gain (loss) on fair valuation of financial liabilities	4	33,139	(8,791)
Loss before income tax expense		(5,239,469)	(6,431,185)
Income tax expense	5	-	-
Loss for the year		(5,239,469)	(6,431,185)
Other comprehensive income		-	-
Total comprehensive loss for the year		(5,239,469)	(6,431,185)

Loss per share attributable to the ordinary equity holders of the Company:		Cents	Cents

Basic loss per share (cents per share)	8a	(1.82)	(2.60)
Diluted loss per share (cents per share)	8b	(1.82)	(2.60)

The accompanying notes form part of these financial statements.

PRANA Biotechnology Limited ANNUAL REPORT 2012	31

Statement of Financial Position

AS AT 30 JUNE 2012

		Consolidated Entity
		2012	2011
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	5,636,469	8,838,245
Trade and other receivables	10	1,550,836	3,373
Other current assets	12	68,675	90,588
TOTAL CURRENT ASSETS		7,255,980	8,932,206
NON-CURRENT ASSETS
Plant and equipment	11	48,051	40,909
Other non-current assets	12	37,837	37,837
TOTAL NON-CURRENT ASSETS		85,888	78,746
TOTAL ASSETS		7,341,868	9,010,952
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	961,954	1,395,827
Other financial liabilities	14	335,903	359,572
Provisions	15	362,795	319,965
Unearned income	16	50,831	-
TOTAL CURRENT LIABILITIES		1,711,483	2,075,364
NON-CURRENT LIABILITIES
Provisions	15	6,938	4,386
TOTAL NON-CURRENT LIABILITIES		6,938	4,386
TOTAL LIABILITIES		1,718,421	2,079,750
NET ASSETS		5,623,447	6,931,202
EQUITY
Issued capital	17	86,134,077	82,340,819
Reserves	19	9,633,451	9,494,995
Accumulated losses	18	(90,144,081)	(84,904,612)
TOTAL EQUITY		5,623,447	6,931,202

The accompanying notes form part of these financial statements.

32	PRANA Biotechnology Limited ANNUAL REPORT 2012

Statement of Changes In Equity

FOR THE YEAR ENDED 30 JUNE 2012

	Note	Issued and Unissued Capital	Reserves	Accumulated Losses	Total
		$	$	$	$
Consolidated Entity
Balance at 30 June 2010		75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Shares issued gross of costs	17	7,594,032	-	-	7,594,032
Options exercised	17 and 19	189,648	(189,648)	-	-
Options issued		-	1,063,032	-	1,063,032
Options forfeited		-	(2,266)	-	(2,266)
Transaction costs		(563,025)	-	-	(563,025)
Share options - value of employee services		-	41,298	-	41,298
	17 and 19	7,220,655	912,416	-	8,133,071
Loss for the year	18	-	-	(6,431,185)	(6,431,185)
Total comprehensive income for the year		-	-	(6,431,185)	(6,431,185)
Balance at 30 June 2011		82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Shares issued gross of costs	17	3,894,194	-	-	3,894,194
Options exercised	17 and 19	120,536	(120,536)	-	-
Options issued		-	286,866	-	286,866
Options lapsed		-	(75,022)	-	(75,022)
Transaction costs		(221,472)	-	-	(221,472)
Share options - value of employee services		-	47,148	-	47,148
	17 and 19	3,793,258	138,456	-	3,931,714
Loss for the year	18	-	-	(5,239,469)	(5,239,469)
Total comprehensive income for the year		-	-	(5,239,469)	(5,239,469)
Balance at 30 June 2012		86,134,077	9,633,451	(90,144,081)	5,623,447

The accompanying notes form part of these financial statements.

PRANA Biotechnology Limited ANNUAL REPORT 2012	33

Cash Flow Statement

FOR THE YEAR ENDED 30 JUNE 2012

		Consolidated Entity
	Note	2012	2011
		$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(7,874,010)	(4,714,503)
Interest received		186,794	156,366
Grants received		144,345	-
R&D tax refund		691,301	-
Other		5,664	(10)
NET OPERATING CASH FLOWS	23a	(6,845,906)	(4,558,147)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(26,763)	(13,959)
Payment for rental security deposits		-	(2,673)
NET INVESTING CASH FLOWS		(26,763)	(16,632)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		3,843,495	8,551,283
Transaction costs relating to equity issuances		(221,472)	(563,025)
Proceeds from borrowings		-	347,000
NET FINANCING CASH FLOWS		3,622,023	8,335,258

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,250,646)	3,760,479
Cash and cash equivalents at the beginning of the year		8,838,245	5,227,298
Effects of exchange rate changes on cash and cash equivalents		48,870	(149,532)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	5,636,469	8,838,245

The accompanying notes form part of these financial statements.

34	PRANA Biotechnology Limited ANNUAL REPORT 2012

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2012

Note 1: Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2012 was authorised for issue in accordance with a resolution of the Directors on 28 September 2012.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Company consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian accounting standards and other authoritative pronouncements from the Australian Accounting Standards Board. The consolidated financial statements of the Company also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2012 and the comparative information presented in these financial statements for the year ended 30 June 2011. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The new provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Company’s research and development activities are eligible under this Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are eligible under the incentive scheme. For the period to 30 June 2012 the Company has recorded an item in other income of $1.55 million to recognise this amount which relates to this period.

PRANA Biotechnology Limited ANNUAL REPORT 2012	35

Note 1: Statement of Significant Accounting Policies (continued)

Going Concern Basis

For the year ended 30 June 2012, the Company incurred an operating loss of $5.2m (2011: Loss: $6.4m) and an operating cash outflow of $6.8m (2011: $4.6m). As at year end the net assets of the Company stood at $5.6m (2011: $6.9m) and the cash position has decreased to $5.6m from $8.8m at 30 June 2011.

Commencing October 2011 the Company entered into research and development agreements that support and service the Phase II clinical trials in Huntington’s Disease and Alzheimer’s Disease that are currently enrolling patients. The agreements involve contractual obligations of approximately $7.5 million expenditure for the Huntington’s Disease trial and $0.7 million for the Alzheimer’s Disease trial, which is otherwise supported by a grant from the Alzheimer’s Drug Discovery Foundation. Of these amounts, approximately $1 million has been incurred in the period to June 2012. The agreements can be terminated at any time with 30 days’ notice and without penalty. The successful completion of these trials is dependent on the Company raising the necessary additional funding.

In relation to obtaining additional funding, on July 14, 2011, the Company filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depository Receipts (ADRs) through an “at-the-market” (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (MLV) as sales agent. At the Company’s discretion and instruction, MLV will use commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market. For the year ended 30 June 2012, the Company sold 2,204,217 of its ADR’s for aggregate gross proceeds of A$3.79 million and since the end of the reporting period to the time the financial statements were authorised for issue the Company sold an additional 1,020,911 of ADR’s for aggregate gross proceeds of A$1.98 million (US$2.07 million). The Directors expect to raise additional funds through ADR’s in the year ahead.

In addition to the above the Company will also continue to seek alternative funding sources.

In the event the Company cannot raise the required funding, the Company has the ability to further reduce expenses around its current commitments. The Company retains the ability to curtail other planned, but not committed expenditure, in order to ensure the Company continues to have adequate funds to pay all liabilities as and when they fall due.

The Directors remain confident that they will be successful in raising the additional funding required to complete planned research and development activities and accordingly have prepared the financial statements on a going concern basis.

Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2012 and the results of all subsidiaries for the year then ended. Prana Biotechnology and its subsidiaries together are referred to in this financial report as the Company.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b) Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

36	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 1: Statement of Significant Accounting Policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Company has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Company’s business (research and development) and its history of losses.

c. Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the Statement of Comprehensive Income during the reporting period in which they are incurred.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

d. Leases

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Company as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

e. Financial Instruments

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the Statement of Financial Position.

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (q) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the Statement of Comprehensive Income.

f. Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

PRANA Biotechnology Limited ANNUAL REPORT 2012	37

Note 1: Statement of Significant Accounting Policies (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the Statement of Comprehensive Income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the Statement of Comprehensive Income immediately.

g. Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives.

h. Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the Statement of Comprehensive Income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Controlled entities

The results and financial position of all the Company’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position,

•	income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

i. Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Consideration is given to expected future wage and salary levels and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

j. Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

38	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 1: Statement of Significant Accounting Policies (continued)

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

k. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

l. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

m. Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

n. Other Income

Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

o. Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

p. Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

q. Share-Based Payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to this plan is set out in note 24.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of shares that will eventually vest.

r. Loss Per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

s. Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

t. Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

u. Comparative figures

When required by Accounting Standards, in particular AASB 101, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

PRANA Biotechnology Limited ANNUAL REPORT 2012	39

Note 1: Statement of Significant Accounting Policies (continued)

u. Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

w. New accounting standards and interpretations

i. New and amended Accounting Standards and Interpretations issued and effective

The Company has adopted the following new and amended Accounting Standards and Interpretations which were applicable as disclosed in the table below. Adoption of these new and amended Accounting Standards and Interpretations has not had a material impact on the Company.

	Application date	Application date
Summary	of standard	for the Company
AASB 124 (Revised)
The revised AASB 124 Related Party Disclosures (December 2009) simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.	01 January 11	01 July 11

AASB 2009-12
This standard makes numerous editorial changes to a range of Australian Accounting Standards and Interpretations.	01 January 11	01 July 11

AASB 2010-4
Amendments to Australian Accounting Standards arising from the Annual Improvements Project, providing guidance relating to disclosures for AASB 7 and AASB 124, analysis of other comprehensive income and fair value of award credits.	01 January 11	01 July 11

AASB 2010-5
This Standard makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of IFRS by the IASB.	01 January 11	01 July 11

AASB 2010-6
Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets. The amendments increase the disclosure requirements for transactions involving transfers of financial assets but which are not derecognised and introduce new disclosures for assets that are derecognised but the entity continues to have a continuing exposure to the asset after the sale.	01 July 11	01 July 11

40	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 1: Statement of Significant Accounting Policies (continued)

ii. Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2012 reporting periods. The Company’s assessment of the impact of these new standards and interpretations is set out below.

Initial application of the following Standards and Interpretations will not affect any of the amounts recognised in the financial report, but may change the disclosures presently made in relation to the Company:

Summary	Application date of standard	Application date for the Company

AASB 2011-9 - Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income.

This Standard requires entities to group items presented in other comprehensive income on the basis of whether they might be reclassified subsequently to profit or loss and those that will not.

	01 July 12	01 July 12

AASB 9 - Financial Instruments

AASB 9 includes requirements for the classification and measurement of financial assets. It was further amended by AASB 2010-7 to reflect amendments to the accounting for financial liabilities. These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139.

	01 January 13*	01 July 13

AASB 10 - Consolidated Financial Statements

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation – Special Purpose Entities. The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations.

	01 January 13	01 July 13

AASB 13 - Fair Value Measurement

AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value.

	01 January 13	01 July 13

AASB 12 sets out the required disclosures for entities reporting under the two new standards| AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB | 127 and AASB 128.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept.

	01 January 13	01 July 13

Annual Improvements to IFRSs 2009–2011 Cycle

This standard sets out amendments to International Financial Reporting Standards (IFRSs) and the related bases for conclusions and guidance made during the International Accounting Standards Board’s Annual Improvements process. These amendments have not yet been adopted by the AASB.

	01 January 13	01 July 13

AASB 2011-4 - Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements

This Amendment deletes from AASB 124 individual key management personnel disclosure requirements for disclosing entities that are not companies.

	01 July 13	01 July 13

*AASB ED 215 Mandatory effective date of IFRS 9 proposes to defer the mandatory effective date of AASB 9 to annual periods beginning on or after 1 January 2015, with early application permitted. At the time of preparation, finalisation of ED 215 is still pending by the AASB. However, the IASB has deferred the mandatory effective date of IFRS 9 to annual periods beginning on or after 1 January 2015, with early application permitted.

PRANA Biotechnology Limited ANNUAL REPORT 2012	41

Note 2: Parent Information

Parent Entity
2012	2011
$	$

The following information has been extracted from the books and records of the parent and has been prepared in accordance with the accounting standards.

Statement of Financial Position
ASSETS
Current Assets	7,255,980	8,932,206
Non-current Assets	87,303	80,161
TOTAL ASSETS	7,343,283	9,012,367

LIABILITIES
Current Liabilities	1,716,525	2,074,349
Non-current Liabilities	6,938	4,386
TOTAL LIABILITIES	1,723,463	2,078,735

EQUITY
Issued Capital	86,134,077	82,340,819
Reserves	9,633,451	9,494,995
Accumulated losses	(90,143,558)	(84,902,182)
TOTAL EQUITY	5,623,970	6,933,632

Statement of Comprehensive Income
Total loss	(5,241,376)	(6,431,307)
Total comprehensive loss	(5,241,376)	(6,431,307)

Note 3: Revenue and other income

	2012	2011
	$	$
From ordinary activities
Other revenue
— Interest	186,664	156,135
Total other revenue	186,664	156,135

Other income
— Donations	5,664	6,785
— R&D Tax Concession	2,241,673	-
— Michael J Fox Foundation Grant	93,514	-
Total other income	2,340,851	6,785

42	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 4: Loss for the year

		2012	2011
	Note	$	$

Loss before income tax has been determined after:
Expenses
Intellectual property expenses		261,706	399,237
Auditor and accounting expenses		153,597	157,436
Research and development expenses	4a	4,228,719	2,758,381

Corporate personnel expenses
— Employee expenses		867,999	1,078,501
— Equity payments to employees		111,474	22,604
— Consultant and director expenses		745,167	678,064
— Equity payments to consultants and directors		32,000	51,000
— Defined contribution superannuation expenses		101,922	135,239
Total Corporate personnel expenses*		1,858,562	1,965,408

Depreciation expenses		19,621	31,577

Other expenses
— Corporate compliance		403,981	181,992
— Office expenses		437,427	452,567
— Computer expenses		28,994	21,975
— Insurance		64,046	56,868
— Office rental under operating lease		161,291	140,121
— Interest expense - ADDF		11,544	3,758
Total Other expenses		1,107,283	857,281

Travel expenses		91,624	159,971

Public relations and marketing expenses		124,970	110,646

Foreign exchange gain (loss)		(45,959)	145,377

Gain (loss) on fair valuation of financial liabilities		(33,139)	8,791
Total expenses		7,766,984	6,594,105

* Corporate personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities

	2012	2011
	$	$
4a Research and development expenses
Personnel expenses related to research and development	712,345	428,890
Research and development expenses [1]	3,516,374	2,329,491
Total Research and development expenses	4,228,719	2,758,381

1 Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

PRANA Biotechnology Limited ANNUAL REPORT 2012	43

Note 5: Income Tax Expense

	2012	2011
	$	$
(a) Income tax expense
No income tax expense has arisen in the current or prior year from either current or deferred taxation.

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense	(5,239,469)	(6,431,185)
Tax at the Australian rate of 30%	(1,571,841)	(1,929,356)
Effect of overseas tax rates	(286)	(18)
	(1,572,127)	(1,929,374)
Tax effects of amounts which are not deductible (taxable) in calculating taxable income
— entertainment	2,445	1,397
— other non deductible expenses	63	(42)
— share based payments	92,908	30,439
— research and development tax concession	(465,112)	(222,358)
— gain/(loss) on fair valuation of financial liabilities	9,942	(2,637)
	(1,931,881)	(2,122,575)
Adjustments for current tax of prior periods	336,146	218,421
	(1,595,735)	(1,904,154)
Future tax benefits not recognised as an asset	1,595,735	1,904,154
Income tax expense	-	-

(c) Amounts recognised directly in equity
No current or deferred tax amounts have been recognised in equity in the current or prior year.

(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	113,231,080	107,488,983
Potential tax benefit at 30%	33,969,324	32,246,695

(e) Unrecognised temporary differences
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	433,178	345,577
— section 40-880 deductions	344,425	383,594
— accruals and provisions	283,327	(184,059)
— sundry items	(194,574)	146,042
Unrecognised deferred tax relating to the temporary differences	129,953	103,673

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2012 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. Realisation of the benefit of tax losses would be subject to the Company satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Company. The Company has made no assessment as to the satisfaction of deductibility conditions at 30 June 2012. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

44	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 6: Key Management Personnel Compensation

a. Directors

The following persons were Directors of Prana Biotechnology Limited during the financial year :

Name	Position

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director (Appointed 8 August 2011)

b. Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly during the financial year:

Name	Position

Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer

c. Key Management Personnel Compensation

The aggregate compensation made to Key Management Personnel of the Company is set out below:

	2012	2011
	$	$
Short-term employee benefits	397,318	1,140,420
Post-employment benefits	28,407	90,527
Long-term benefits	-	-
Termination benefits	-	-
Share-based payments	30,806	-
	456,531	1,230,947

Additional disclosures required as per AASB 124 can be found in sections A to E of the Remuneration Report.

PRANA Biotechnology Limited ANNUAL REPORT 2012	45

Note 6: Key Management Personnel Compensation (continued)

d. Options and Rights Holdings

The number of options over ordinary shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel of the Company, including their personally related parties, are set out below:

2012	Balance at start of the year No.	Granted as Compensation No.	Options Exercised No.	Options Lapsed No.	Balance at end of the year No.	Vested and exercisable No.	Unvested No.
Directors
Mr Geoffrey Kempler	-	-	-	-	-	-	-
Mr Brian Meltzer	-	-	-	-	-	-	-
Dr George Mihaly	-	-	-	-	-	-	-
Mr Peter Marks	-	-	-	-	-	-	-
Mr Lawrence Gozlan*	-	-	-	-	-	-	-
Other Key Management
Personnel
Mr Richard Revelins	-	-	-	-	-	-	-
Ms Dianne Angus	1,737,093	315,637	-	-	2,052,730	1,857,893	194,837
	1,737,093	315,637	-	-	2,052,730	1,857,893	194,837

* Opening balance on appointment as a Director on 8 August 2011

2011	Balance at start of the year No.	Granted as Compensation No.	Options Exercised No.	Options Lapsed No.	Balance at end of the year No.	Vested and exercisable No.	Unvested No.
Directors
Mr Geoffrey Kempler	2,000,000	-	-	(2,000,000)	-	-	-
Mr Brian Meltzer	650,000	-	-	(650,000)	-	-	-
Dr George Mihaly	650,000	-	-	(650,000)	-	-	-
Mr Peter Marks	650,000	-	-	(650,000)	-	-	-
Mr Paul Marks*	701,754	-	-	(701,754)	-	-	-
Other Key Management
Personnel
Mr Richard Revelins	350,000	-	-	(350,000)	-	-	-
Ms Dianne Angus	1,987,093	-	-	(250,000)	1,737,093	1,542,256	194,837
	6,988,847	-	-	(5,251,754)	1,737,093	1,542,256	194,837

* Closing balance on resignation as a Director on 4 January 2011.

All vested options are exercisable at the end of the year.

46	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 6: Key Management Personnel Compensation (continued)

e. Shareholdings

The number of shares in the Company held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at the	Received as	Options	Net Change	Balance at the
	start of the year	Compensation	Exercised	Other**	end of the year
2012	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	756,000	17,811,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan*	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	100,000	-	-	(100,000)	-
	17,771,751	-	-	656,000	18,427,751

*   Opening balance on appointment as a Director on 8 August 2011

**  Net change other refers to shares purchased or sold during the financial year.

	Balance at the	Received as	Options	Net Change	Balance at the
	start of the year	Compensation	Exercised	Other**	end of the year
2011	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Paul Marks*	8,589,361	-	-	-	8,589,361
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	250,000	-	-	(150,000)	100,000
	26,511,112	-	-	(150,000)	26,361,112

* Closing balance on resignation as a Director on 4 January 2011

f. Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

g. Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

PRANA Biotechnology Limited ANNUAL REPORT 2012	47

Note 7: Auditors’ Remuneration

	2012	2011
	$	$
(a) Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports - current year	145,000	132,000
Audit and review of SEC reporting in relation to equity filings	-	85,000
Total remuneration for audit services	145,000	217,000

No non-audit services have been provided by PricewaterhouseCoopers during the 2012 and 2011 financial years.

Note 8: Loss per Share

		2012	2011
		cents	cents
(a)	Basic loss per share	(1.82)	(2.60)

(b)	Diluted loss per share	(1.82)	(2.60)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(5,239,469)	(6,431,185)
	Loss used to calculate diluted loss per share	(5,239,469)	(6,431,185)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	287,765,812	247,578,570
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	287,765,812	247,578,570

(e)

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 9: Cash and Cash Equivalents

	2012	2011
	$	$
Cash at bank and in hand	5,636,469	8,838,245
	5,636,469	8,838,245

The floating interest rates on cash at bank and in hand and deposits was between 0.20% and 3.50% (2011: 0.85% and 4.75%).

Reconciliation of cash

Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:

Cash and cash equivalents	5,636,469	8,838,245

48	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 10: Trade and Other Receivables

	2012	2011
	$	$
Trade receivables
Accrued income	1,550,836	593
Goods and services tax	-	2,780
Total Trade and Other Receivables	1,550,836	3,373

Note 11: Plant and Equipment

	2012	2011
	$	$
Plant and equipment
At cost	166,299	166,299
Accumulated depreciation	(163,457)	(158,298)
Net book value	2,842	8,001
Computer Equipment
At cost	144,224	117,461
Accumulated depreciation	(122,746)	(100,995)
Net book value	31,478	16,466
Furniture and Fittings
At cost	37,278	37,278
Accumulated depreciation	(23,547)	(20,836)
Net book value	13,731	16,442
Leasehold Improvements
At cost	75,659	75,659
Accumulated depreciation	(75,659)	(75,659)
Net book value	-	-
Total net book value	48,051	40,909

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture and	Leasehold
	Equipment	Equipment	Fittings	Improvements	Total
2012	$	$	$	$	$
Company:
Balance at the beginning of year	8,001	16,466	16,442	-	40,909
Additions	-	26,763	-	-	26,763
Disposals	-	-	-	-	-
Depreciation expense	(5,159)	(11,751)	(2,711)	-	(19,621)
Net book value at the end of year	2,842	31,478	13,731	-	48,051

PRANA Biotechnology Limited ANNUAL REPORT 2012	49

Note 11: Plant and Equipment (continued)

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture and	Leasehold
	Equipment	Equipment	Fittings	Improvements	Total
2011	$	$	$	$	$
Company:
Balance at the beginning of year	14,426	24,874	19,153	74	58,527
Additions	134	13,825	-	-	13,959
Disposals	-	-	-	-	-
Depreciation expense	(6,559)	(22,233)	(2,711)	(74)	(31,577)
Net book value at the end of year	8,001	16,466	16,442	-	40,909

Note 12: Other Assets

	2012	2011
	$	$
CURRENT
Prepayments	67,463	86,723
Other Receivable	1,212	3,865
	68,675	90,588
NON-CURRENT
Rental Deposits	37,837	37,837
	37,837	37,837

Note 13: Trade and Other Payables

	2012	2011
	$	$
Trade payables	202,347	311,268
Sundry payables and accrued expenses	759,607	737,129
Amounts payable to Directors [1]	-	347,430
	961,954	1,395,827

1 At 30 June 2011, the following amounts were payable to Directors:

Brian Meltzer - $60,000

George Mihaly - $50,000

Geoffrey Kempler - $237,430

For further details regarding remuneration in the 2011 financial year, refer to the Remuneration Report and Note 6, Key Management Personnel.

Note 14: Financial Liabilities

		2012	2011	2012	2011
	Note	No.	No.	$	$
NON-CURRENT
Convertible Promissory Note	(a)	-	-	299,012	289,542
Warrants over ordinary shares	(b)	612,397	612,397	36,891	70,030
				335,903	359,572

50	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 14: Financial Liabilities (continued)

a. Convertible Promissory Note

In the Financial Year ended 30 June 2011 the Company entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, receivable in two instalments of US$350,000. As at 30 June 2012 only the first instalment has been received. As a condition to receiving the Grant and on execution of the agreement, the Company executed a Convertible Promissory Note, which is equal to the amount of the first instalment. This Convertible Promissory Note will govern the terms of repayment of the Grant or the conversion into ordinary shares of the Company. Further, as a condition to receiving the Grant, on receipt of each instalment, the Company shall execute a Warrant to ADDF to purchase ordinary shares of the Company.

The Convertible Promissory Note is classified as a financial liability in accordance with AASB 132 and AASB 139 for recognition and measurement.

The terms of the Convertible Promissory Note are as follows:

Interest Payable

Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.

Maturity

All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.

Note holder conversion

Upon the Company closing an equity financing of at least US$1M, excluding the principle amount of the Notes, the outstanding principal, together with unpaid and accrued interest, the Note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

Company conversion

If, at any time, any unpaid principal, together with any unpaid and accrued interest, would be due and payable by the Company to the Note holder in cash and the Company does not have the capacity to repay the total outstanding amounts in cash, the Company may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

b. Warrants over ordinary shares

As per an agreement with the Alzheimer’s Drug Discovery Foundation, the Company issued 612,397 Warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of a Grant of US$350,000 received during the financial year.

The warrants are convertible to Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the Warrants are measured at fair value on the Statement of Financial Position. At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Comprehensive Income.

Note 15: Provisions

		2012	2011
	Note	$	$
a) Aggregate Employee Benefits Liability
CURRENT
Annual leave		159,557	142,521
Long service leave	(i)	203,238	177,444
		362,795	319,965
NON-CURRENT
Long service leave		6,938	4,386
		6,938	4,386

	No.	No.
b) Number of Employees at Year-end	8	9

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

PRANA Biotechnology Limited ANNUAL REPORT 2012	51

Note 15: Provisions (continued)

(i) Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Company does not have an unconditional right to defer settlement. However, based on past experience, the Company does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	2012	2011
	$	$
Long service leave obligation expected to be settled after 12 months	203,238	177,444

c) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	2012	2011
	$	$
Annual leave
Carrying amount at start of year	142,521	171,789
Charged/(credited) to profit or loss
- additional provisions recognised	250,733	241,616
-unused amounts reversed	(142,521)	(171,789)
Amounts used during the year	(91,176)	(99,095)
Carrying amount at end of year	159,557	142,521
Long service leave
Carrying amount at start of year	181,830	155,895
Charged/(credited) to profit or loss
-additional provisions recognised	210,176	181,830
-unused amounts reversed	(181,830)	(155,895)
Amounts used during the year	-	-
Carrying amount at end of year	210,176	181,830
	369,733	324,351

Note 16: Unearned income

	2012	2011
	$	$
Unearned income: Michael J Fox Foundation Grant	50,831	-
	50,831	-

Note 17: Contributed Equity

		2012	2011
	Note	$	$
297,980,818 (2011: 275,286,783) fully paid ordinary shares	17a	83,432,433	79,639,175
Nil (2011: Nil) options over fully paid ordinary shares	17b	2,701,644	2,701,644
		86,134,077	82,340,819

52	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 17: Contributed Equity (continued)

		2012		2011
	Note	No.	$	No.	$
(a) Ordinary Shares
At the beginning of reporting period		275,286,783	79,639,175	234,045,871	72,418,520
Shares issued during the year	(i)	22,352,170	3,894,194	40,424,329	7,594,032
Shares issued on exercise of options	(ii)	341,865	120,536	816,583	189,648
Transaction costs relating to share issues		-	(221,472)	-	(563,025)
At reporting date		297,980,818	83,432,433	275,286,783	79,639,175

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) 2012	Details	Number	Issue Price $	$
15 September 2011	Issued as part of a capital raising	196,000	0.19	36,827
19 September 2011	Issued as part of a capital raising	4,913,630	0.21	1,031,094
20 September 2011	Issued as part of a capital raising	1,211,970	0.18	223,976
17 November 2011	Issued as part of a capital raising	1,052,000	0.16	169,980
23 November 2011	Issued as part of a capital raising	2,736,530	0.17	461,556
9 January 2012	Issued as part of a capital raising	3,396,190	0.16	536,228
10 January 2012	Issued as part of a capital raising	712,350	0.15	103,893
11 January 2012	Issued as part of a capital raising	703,140	0.15	102,263
17 January 2012	Issued as part of a capital raising	312,070	0.15	45,687
30 January 2012	Issued as part of a capital raising	145,000	0.16	22,570
1 February 2012	Issued as part of a capital raising	405,150	0.16	65,549
1 February 2012	Issued to a consultant [1]	110,000	0.17	18,700
7 February 2012	Issued as part of a capital raising	745,000	0.16	119,271
8 February 2012	Issued as part of a capital raising	1,250,030	0.17	207,627
9 February 2012	Issued as part of a capital raising	1,228,820	0.18	217,609
10 February 2012	Issued as part of a capital raising	460,110	0.18	83,430
16 February 2012	Issued as part of a capital raising	311,380	0.16	50,168
1 March 2012	Issued as part of a capital raising	183,000	0.16	29,042
21 March 2012	Issued as part of a capital raising	1,000,000	0.16	159,647
21 March 2012	Issued to a consultant [1]	200,000	0.16	32,000
29 March 2012	Issued as part of a capital raising	265,500	0.17	44,333
21 May 2012	Issued as part of a capital raising	366,020	0.16	59,799
25 May 2012	Issued as part of a capital raising	448,280	0.16	72,945
		22,352,170		3,894,194

2011	Details	Number	Issue Price $	$
1 July 2010	Reverse proposed issue to a consultant [2]	-	0.32	(17,517)
19 July 2010	Issued to an investor [1]	7,064,749	0.16	1,150,000
27 September 2010	Issued to a consultant [1]	110,000	0.13	14,300
4 March 2011	Issued to a consultant [1]	55,000	0.16	8,800
8 April 2011	Issued as part of a capital raising	27,200,000	0.19	5,245,714
30 June 2011	Issued as part of a capital raising	5,694,580	0.20	1,141,735
30 June 2011	Issued to a consultant [1]	300,000	0.17	51,000
		40,424,329		7,594,032

PRANA Biotechnology Limited ANNUAL REPORT 2012	53

Note 17: Contributed Equity (continued)

(ii) 2012	Details	Number	Exercise Price $	$
22 December 2011	Exercise of options [3]	341,865	-	120,536
		341,865		120,536

2011	Details	Number	Exercise Price $	$
27 September 2010	Exercise of options [3]	84,333	-	18,553
8 October 2010	Exercise of options [3]	112,250	-	24,695
4 November 2010	Exercise of options [3]	620,000	-	146,400
		816,583		189,648

[1]	Equity was issued for nil consideration and valued by the Company based on the market price per share on grant date.
[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.
[3]	Equity value is the fair value at grant date.

	2012		2011
(b) Options	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Note 18: Accumulated losses

The movement in accumulated losses during the year were as follows:

	2012	2011
	$	$
Balance 1 July	(84,904,612)	(78,473,427)
Loss for the year	(5,239,469)	(6,431,185)
Balance 30 June	(90,144,081)	(84,904,612)

Note 19: Reserves

		2012	2011
Share based payment reserve	Note	$	$
28,360,328 (2011: 26,043,956) options over fully paid ordinary shares	19a	7,664,454	7,525,998
380,000 (2011: 380,000) options over ADRs	19b	1,515,434	1,515,434
Nil (2011: Nil) warrants over ADRs	19c	453,563	453,563
		9,633,451	9,494,995

		2012		2011
(a) Options over fully paid ordinary shares	Note	No.	$	No.	$
At the beginning of reporting period		26,043,956	7,525,998	26,419,378	6,613,582
Options issued during year	(i)	4,158,674	286,866	8,712,645	1,063,032
Exercise of options	(ii)	(341,865)	(120,536)	(816,583)	(189,648)
Expiration of options	(iii)	-	-	(8,191,484)	-
Forfeiture of options	(iv)	(1,500,437)	(75,022)	(80,000)	(2,266)
Expense recorded over vesting period of options		-	47,148	-	41,298
At reporting date		28,360,328	7,664,454	26,043,956	7,525,998

54	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 19: Reserves (continued)

(i) 2012	Details	Number	Option fair value $	$
19 December 2011	Issued to consultants [1]	1,650,000	0.05	82,500
19 December 2011	Issued to employees [1]	850,437	0.05	42,522
21 March 2012	Issued to consultants [2]	650,000	0.10	63,440
21 March 2012	Issued to employees [2]	1,008,237	0.10	98,404
		4,158,674		286,866

2011	Details	Number	Option fair value $	$
8 October 2010	Issued to a consultant 4 & 7	100,000	0.12	2,925
8 October 2010	Issued to a consultant 4 & 7	100,000	0.12	2,925
8 April 2011	Issued as part of a capital raising [5]	6,800,000	0.13	874,286
8 April 2011	Issued as part of a capital raising 5 & 13	289,000	0.15	43,350
30 June 2011	Issued as part of a capital raising [5]	1,423,645	0.10	139,545
		8,712,645		1,063,032

(ii) 2012	Details	Number	Exercise Price $	$
22 December 2011	Exercise of options [3]	(341,865)	-	(120,536)
		(341,865)		(120,536)

2011	Details	Number	Exercise Price $	$
27 September 2010	Exercise of options [6]	(84,333)	-	(18,553)
8 October 2010	Exercise of options [6]	(112,250)	-	(24,695)
31 October 2010	Exercise of options [6]	(620,000)	-	(146,400)
		(816,583)		(189,648)

(iii) 2011	Details	Number	$
1 July 2010	Expired, unexercised, 1 July 2010 [8]	(2,677,500)	-
1 November 2010	Expired, unexercised, 1 November 2010 [9]	(431,992)	-
1 December 2010	Expired, unexercised, 1 December 2010 [10]	(431,992)	-
1 November 2010	Expired, unexercised, 1 November 2010 [11]	(2,400,000)	-
1 November 2010	Expired, unexercised, 1 November 2010 [6]	(250,000)	-
1 July 2010	Expired, unexercised, 1 July 2010 [12]	(2,000,000)	-
		(8,191,484)	-

(iv) 2012	Details	Number	$
21 May 2012	Lapsed due to vesting conditions not being met [1]	(1,500,437)	(75,022)
		(1,500,437)	(75,022)

2011	Details	Number	$
4 November 2010	Forfeited upon employment termination, unexercised, 04 November 2010 [4]	(80,000)	(2,266)
		(80,000)	(2,266)

[1]	Options exercisable at $0.25 on or before 19 December 2014
[2]	Options exercisable at $0.25 on or before 20 March 2017
[3]	Options exercisable at $nil on or before 31 December 2011 with a share price hurdle of $0.50 for 5 consecutive trading days
[4]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[5]	Options exercisable at $0.225 on or before 24 March 2015
[6]	Options exercisable at $nil on or before 31 October 2010
[7]	A further $11,700 will be expensed in the 2012 financial year, being a total of $23,400 expensed over the option vesting period.
[8]	Options exercisable at $nil on or before 30 June 2010 with a share price hurdle of $1.00 for 5 consecutive trading days
[9]	Options exercisable at $0.37 on or before 31 October 2010
[10]	Options exercisable at $0.43 on or before 30 November 2010
[11]	Options exercisable at $0.30 on or before 31 October 2010
[12]	Options exercisable at $0.50 on or before 30 June 2010
[13]	Options issued in lieu of capital raising costs

PRANA Biotechnology Limited ANNUAL REPORT 2012	55

Note 19: Reserves (continued)

	2012		2011
(b) Options over ADRs [1]	No.	$	No.	$
At the beginning of reporting period	380,000	1,515,434	380,000	1,515,434
At reporting date	380,000	1,515,434	380,000	1,515,434

1 Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

	2012		2011
(c) Warrants over ADRs 1 & 2	No.	$	No.	$
At the beginning of reporting period [1]	-	453,563	-	453,563
At reporting date	-	453,563	-	453,563

1 Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. Warrants expired without being exercised on 4 June 2009.

(d) Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Note 20: Contingent Liabilities and Contingent Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

There are no contingent assets or liabilities at the date of this report. The Company is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

Note 21: Segment Reporting

The Company’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

Note 22: Commitments

Expenditure commitments relating to operating leases and research and development contracts as detailed below, relate to the Company.

	2012	2011
	$	$
(a) Operating Lease Commitments
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable — minimum lease payments
— not later than 12 months	49,284	33,021
— between 12 months and 5 years	11,616	-
— greater than 5 years	-	-
	60,900	33,021

The property lease is a non-cancellable lease with an 12 month term, with rent payable monthly in advance. Commencing 1 November 2011, the lease has been renewed for a term of 12 months expiring on 31 October 2012.

Other operation leases related to office administration have a 4 year term and expire 31 March 2016.

56	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 22: Commitments (continued)

	2012	2011
	$	$
(b) Research and Development Contracts
— not later than 12 months	4,508,762	801,663
— between 12 months and 5 years	2,084,805	53,398
— greater than 5 years	-	-
	6,593,567	855,061

Majority of the contracts for the Company’s research and development programs have termination notice periods of 30 days. In addition, the Company has the ability to scale down its operations and prioritise its research and development programs in neurology to reduce capital expenditure as stated in Note 1.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

Note 23: Cash Flow Information

	2012	2011
	$	$
(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax
Loss for the period	(5,239,469)	(6,431,185)
Add back depreciation expense	19,621	31,577
Add back (gain)/loss on fair value of financial liabilities	(23,669)	12,548
Add back share based payments expense	310,835	144,569
Loss on disposal of plant and equipment	762	268
(Increase)/Decrease in accounts receivable	(1,547,463)	(2,548)
(Increase)/Decrease in other current assets	21,913	1,389,015
Increase/(Decrease) in provisions	45,382	(3,333)
Increase/(Decrease) in accounts payable	(435,779)	151,410
Increase/(Decrease) in other current liabilities	50,831	-
Add back foreign exchange	(48,870)	149,532
Cash flow from operations	(6,845,906)	(4,558,147)

(b) Non-cash Financing and Investing Activities

See notes 17 and 19 for equity issued for nil consideration.

Note 24: Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. Due to the Company’s US presence, a US plan and an Australian plan were developed. At 30 June 2012 equity had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 16 employees and 17 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2012	2011
	Number of Shares	Number of Shares
Outstanding at the beginning of the year	6,643,466	5,661,883
Granted	310,000	165,000
Forfeited	-	-
Exercised Options	341,865	816,583
Expired	-	-
Outstanding at year-end	7,295,331	6,643,466

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 17 for further detail.

The weighted average fair value of the shares granted during the year was $0.16.

$50,700 was included under personnel expenses in the Statement of Comprehensive Income in the year ended 30 June 2012.

PRANA Biotechnology Limited ANNUAL REPORT 2012	57

Note 24: Share-based Payments (continued)

2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	2012		2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price $	Options	Exercise Price $
Outstanding at the beginning of the year	4,031,311	0.05	12,055,394	0.16
Granted	4,158,674	0.25	200,000	-
Lapsed	(1,500,437)	0.25	-	-
Forfeited	-	-	(80,000)	-
Exercised	(341,865)	-	(816,583)	-
Expired	-	-	(7,327,500)	0.23
Outstanding at year-end	6,347,683	0.14	4,031,311	0.05
Exercisable at year-end	5,326,993	0.16	3,010,621	0.07

There were 341,865 options exercised during the year ended 30 June 2012. These options were exercised into ordinary shares with a weighted average share price of $0.15 at exercise date.

The options outstanding at 30 June 2012 had a weighted average exercise price of $0.14 and a weighted average remaining contractual life of 2.77 years. Exercise prices range from nil to $0.25 in respect of options outstanding at 30 June 2012.

The weighted average fair value of the options granted during the year was $0.07.

This price was calculated by using a Barrier Pricing model applying the following inputs:

Weighted average exercise price	$0.25
Weighted average life of the option	3.80 years
Underlying share price	$0.15
Expected share price volatility	72%
Risk free interest rate	3.35%

$91,308 is included under employee benefits expense in the Statement of Comprehensive Income in the year ended 30 June 2012. All equity issued outside of the plan has been expensed in current and prior periods.

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	2012		2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price $	Options	Exercise Price $
Outstanding at the beginning of the year	22,012,645	0.27	14,363,984	0.31
Granted	-	-	8,512,645	0.23
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(863,984)	0.40
Outstanding at year-end	22,012,645	0.27	22,012,645	0.27
Exercisable at year-end	22,012,645	0.27	22,012,645	0.27

There were no options exercised during the year ended 30 June 2012 outside of the plan.

There were no options granted during the year ended 30 June 2012 outside of the plan.

The options outstanding at 30 June 2012 had a weighted average exercise price of AUD$0.27 and a weighted average remaining contractual life of 1.64 years.

All equity issued outside of the plan has been expensed in prior periods.

58	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 24: Share-based Payments (continued)

2004 US ADR Option Plan - Options

	2012		2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price USD$	Options	Exercise Price USD$
Outstanding at the beginning of the year	380,000	5	380,000	5
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	380,000	5	380,000	5
Exercisable at year-end	380,000	5	380,000	5

There were no options exercised during the year ended 30 June 2012 under this plan.

There were no options granted during the year ended 30 June 2012 under this plan.

The options oustanding at 30 June 2012 had a weighted average exercise price of USD$5.00 and a weighted average remaining contractual life of 6 months.

In the year ended 30 June 2011 and 2012, there was no value included under personnel expenses in the Statement of Comprehensive Income related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

Note 25: Events occuring after the reporting date

Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 1,020,911 of its ADRs for aggregate gross proceeds of A$1.98 million (US$2.07 million) through its “at-the-market” facility.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Note 26: Related Party Transactions

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

Note 27: Financial Risk Management

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee

a. Market Risk

i. Foreign Currency Risk

The Company engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it’s foreign currency payments. The Company does not make use of derivative financial instruments to hedge foreign exchange risk.

PRANA Biotechnology Limited ANNUAL REPORT 2012	59

Note 27: Financial Risk Management (continued)

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	2012	2011
	$	$
Cash and cash equivalents ($USD)	3,925,155	2,199,896
Cash and cash equivalents (€EUR)	240,986	264,165
Cash and cash equivalents (£GBP)	523	514
Trade and other payables ($USD)	(20,679)	(124,568)
Trade and other payables (£GBP)	(13,839)	-
Total exposure	4,132,146	2,340,007

The Company has conducted a sensitivity analysis of the Company’s exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, EUR and GBP being 4%, 7% and 16% respectively. All the amounts in the table below are displayed in $AUD.

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened/strengthened by 4% against the US dollar and 7% against the EURO with all other variables held constant, the Company’s post-tax profit for the year would have been $165,937 lower/$180,825 higher (2011: $97,104 lower/$106,358 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Comapny’s exposure to other foreign exchange movements is not material.

ii. Interest Rate Risk

The Company’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company’s exposure to interest rate risk has not changed since the prior year.

	Weighted		Fixed	Fixed	Fixed
	Average		Interest	Interest	Interest
	Effective	Floating	Rate	Rate	Rate	Non-
	Interest	Interest	Within	1 to 5	Over 5	Interest
	Rate	Rate	Year	years	years	Bearing	Total
		$	$	$	$	$	$
2012
Financial Assets:
Cash and cash equivalents	0.88%	5,633,858	-	-	-	2,611	5,636,469
Receivables		-	-	-	-	1,550,836	1,550,836
Other current assets	1.42%	-	37,837	-	-	68,675	106,512
Total Financial Assets		5,633,858	37,837	-	-	1,622,122	7,293,817
Financial Liabilities:
Trade and other payables		-	-	-	-	961,954	961,954
Other financial liabilities	0.83%	-	-	299,012	-	36,891	335,903
Total Financial Liabilities		-	-	299,012	-	998,845	1,297,857
2011
Financial Assets:
Cash and cash equivalents	3.30%	8,836,607	-	-	-	1,638	8,838,245
Receivables		-	-	-	-	3,373	3,373
Other current assets	1.74%	-	37,837	-	-	90,588	128,425
Total Financial Assets		8,836,607	37,837	-	-	95,599	8,970,043
Financial Liabilities:
Trade and other payables		-	-	-	-	1,395,827	1,395,827
Other financial liabilities	0.63%	-	-	289,542	-	70,030	359,572
Total Financial Liabilities		-	-	289,542	-	1,465,857	1,755,399

60	PRANA Biotechnology Limited ANNUAL REPORT 2012

Note 27: Financial Risk Management (continued)

There has been no change to the Company’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2011

	2012	2011
	$	$
+1% (100 basis points)	56,717	88,744
-1% (100 basis points)	(56,717)	(88,744)

b. Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has no significant concentration of credit risk and it is not the Company’s policy to hedge credit risk.

The Company ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the Company’s exposure to credit risk since the previous year. The carrying amount of the Company’s financial assets represent the maximum credit exposure.

c. Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Company manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

	Less than 6		Greater than 12 months	Total contracted	Carrying
	months	6-12 months	and less than 5 years	cash flows	amounts
2012
Trade and other payables	961,954	-	-	961,954	961,954
ADDF Convertible Promissory Note	-	-	299,012	299,012	299,012
Total	961,954	-	299,012	1,260,966	1,260,966
2011
Trade and other payables	1,395,827	-	-	1,395,827	1,395,827
ADDF Convertible Promissory Note	-	-	289,542	289,542	289,542
Total	1,395,827	-	289,542	1,685,369	1,685,369

d. Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in notes 17, 18 and 19. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

e. Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

PRANA Biotechnology Limited ANNUAL REPORT 2012	61

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and notes, as set out on pages 31 to 61, are in accordance with the Corporations Act 2001 including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(ii)	giving a true and fair view of the Company’s financial position as at 30 June 2012 and of their performance for the financial year ended on that date; and

(iii)	complying with International Financial Reporting Standards as issued by the International Accounting Standards Board as disclosed in Note 1 to the financial statements

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Board of Directors made pursuant to section 295(5) of the Corporations Act 2001.

Director

Mr Geoffrey Kempler

28 September 2012

Melbourne

62	PRANA Biotechnology Limited ANNUAL REPORT 2012

Independent Audit Report

To The Members of Prana Biotechnology Limited

Independent auditor's report to the members of Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the balance sheet as at 30 June 2012, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the Prana Biotechnology Limited group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTH BANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 613 86031000, F: 61386031999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

PRANA Biotechnology Limited ANNUAL REPORT 2012	63

Auditor's opinion

In our opinion:

(a)	the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity's financial position as at 30 June 2012 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 23 to 29 of the directors' report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2012, complies with section 300A of the Corporations Act 2001.

Matters relating to the electronic presentation of the audited financial report

This auditor's report relates to the financial report and remuneration report of Prana Biotechnology Limited (the company) for the year ended 30 June 2012 included on Prana Biotechnology Limited web site. The company's directors are responsible for the integrity of the Prana Biotechnology Limited web site. We have not been engaged to report on the integrity of this web site. The auditor's report refers only to the financial report and remuneration report named above. It does not provide an opinion on any other information which may have been hyperlinked to the financial report or the remuneration report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration report to confirm the information included in the audited financial report and remuneration report presented on this web site.

PricewaterhouseCoopers

Andrew Barlow

28 September 2012

64	PRANA Biotechnology Limited ANNUAL REPORT 2012

Shareholder Information

As at 21 September 2012

Number of holders of equity securities

Ordinary Shares

306,662,168 fully paid ordinary shares are held by 2,653 individual shareholders

All ordinary shares carry one vote per share

Options

•	2,270,690 unlisted options exercisable at $0.00 when the share price reaches $0.40 for 5 consecutive trading days, on or before 07 August 2014, are held by 10 individual shareholder

•	8,512,645 unlisted options exercisable at $0.225 on or before 24 March 2015, are held by 10 individual shareholders

•	10,000,000 unlisted options exercisable at $0.30 on or before 11 September 2013, are held by 1 individual shareholder

•	3,500,000 unlisted options exercisable at $0.30 on or before 23 September 2012, are held by 1 individual shareholder

•	1,418,756 unlisted options exercisable at $0.15 on or before 31 March 2014, are held by 3 individual shareholders

•	1,000,000 unlisted options exercisable at $0.25 on or before 19 December 2014, are held by 1 individual shareholder

•	1,658,237 unlisted options exercisable at $0.25 on or before 20 March 2017, are held by 11 individual shareholders

•	612,397 unlisted warrants exercisable at $0.17 on or before 25 February 2016, are held by 1 individual shareholder

•	380,000 unlisted options exercisable at USD$5.00 on or before 17 December 2012, convertible to 380,000 ADRs (1 option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 1 individual shareholder

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

Distribution of holders in each class of equity securities

No. of Holders
1 - 1,000	339
1,001 - 5,000	862
5,001 - 10,000	484
10,001 - 100,000	828
100,001 - and over	140
Total number of shareholders	2,653
Unmarketable parcels	474

PRANA Biotechnology Limited ANNUAL REPORT 2012	65

Twenty largest holders of quoted securities

		Fully Paid Ordinary Shares
Rank	Shareholder	Number	%
1.	NATIONAL NOMINEES LIMITED	167,592,010	54.65
2.	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	18,261,905	5.96
3.	JAGEN NOMINEES PTY LTD	14,008,500	4.57
4.	BAYWICK PTY LTD	12,865,000	4.20
5.	LUJETA PTY LTD <THE MARGARET ACCOUNT>	5,000,000	1.63
6.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	4,773,429	1.56
7.	MR JAMES V BABCOCK	3,980,263	1.30
8.	NRB DEVELOPMENTS PTY LTD	2,970,000	0.97
9.	NEUROTRANSMISSION PTY LTD	2,875,000	0.94
10.	KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,920,347	0.63
11.	ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.60
12.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	1,736,163	0.57
13.	MR ROBERT SMORGON + MRS VICKI SMORGON	1,000,000	0.33
14.	COMSEC NOMINEES PTY LIMITED	936,167	0.31
15.	EQUITAS NOMINEES PTY LIMITED <PB-600206 A/C>	877,193	0.29
16.	MR JOHN CHARLES AITKEN + MRS MARIE-LOUISE AITKEN <AITKEN SUPER FUND A/C>	765,000	0.25
17.	TENTH KUSIM PTY LTD	672,243	0.22
18.	MR BRIAN FRANCIS ANDERSON	645,876	0.21
19.	DACOMA HOLDINGS PTY LIMITED <JJO SUPERANNUATION FUND A/C>	610,000	0.20
20.	BAYWICK PTY LTD	600,000	0.20
Totals: Top 20 holders of ISSUED CAPITAL		243,915,120	79.54

Unquoted equity securities holdings greater than 20%

There are no unquoted equity securities holding greater than 20%.

Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:

Baywick Pty Ltd	17,055,000	ordinary shares
Jagen Nominees Pty Ltd	15,409,060	ordinary shares
Atlas Master Fund Ltd	12,836,682	ordinary shares

Shareholder enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia)+ 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

66	PRANA Biotechnology Limited ANNUAL REPORT 2012

Change of address, change of name, consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

Annual report mailing

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Company in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to received all other shareholder information.

Tax file numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

Uncertified share register

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

Website

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au.

PRANA Biotechnology Limited ANNUAL REPORT 2012	67

Corporate Directory

Directors

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Mr Brian Meltzer

Non-Executive Independent Director

Dr George Mihaly

Non-Executive Independent Director

Mr Peter Marks

Non-Executive Independent Director

Mr Lawrence Gozlan

Non-Executive Independent Director

(appointed 8 August 2011)

Company Secretary

Mr Richard Revelins

Registered Office

Suite 2, 1233 High Street

Armadale, Victoria 3143 Australia

Phone: + 61 3 9824 8166

Fax: + 61 3 9824 8161

Principal Place of Business

Level 2, 369 Royal Parade

Parkville, Victoria 3052 Australia

Phone: + 61 3 9349 4906

Fax: + 61 3 9348 0377

Securities Quoted

Australian Securities Exchange

Code: PBT (Shares)

NASDAQ (North American Dealers Automated Quotation)

Code: PRAN (ADRs)

Auditors

PricewaterhouseCoopers

Chartered Accountants

2 Southbank Boulevard

Southbank, Victoria, 3006, Australia

Solicitors

Quinert Rodda & Associates

Level 19, 500 Collins Street

Melbourne, Victoria, 3000, Australia

Share Registry

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone:	1300 85 05 05 (within Australia)

+ 61 3 9415 4000 (overseas)

Facsimile:	+ 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

Website

www.pranabio.com

68	PRANA Biotechnology Limited ANNUAL REPORT 2012

Level 2, 369 Royal Parade

Parkville, Victoria 3052 Australia

Phone:	+ 61 3 9349 4906
Fax:	+ 61 3 9348 0377
Web:	www.pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 2, 2012